SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of March 2023

Commission File Number: 001-15264
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Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1

ANNOUNCEMENT - (1) DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE; (2) CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCE LEASE COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO LEASE; AND (3) CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FACTORING COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO FACTORING

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 21, 2023	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
(1) DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE;
(2) CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCE LEASE COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO LEASE; AND
(3) CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FACTORING COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO FACTORING

NEW FINANCIAL SERVICES AGREEMENT

References are made to the announcement of the Company dated 27 August 2020 and the supplemental circular of the Company dated 30 September 2020, in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 October 2020 to 25 October 2023. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Financial Services Agreement with Chinalco Finance to replace the Existing Financial Services Agreement.

As at the date of this announcement, Chinalco Finance is a subsidiary of Chinalco, the controlling Shareholder of the Company, and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the New Financial Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5%, the deposit services under the New Financial Services Agreement and relevant proposed caps are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules; as the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps exceeds 0.1% but is less than 5%, the miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, the credit services to be provided by Chinalco Finance to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

NEW FINANCE LEASE COOPERATION FRAMEWORK AGREEMENT

References are made to the announcement of the Company dated 26 October 2021 and the circular of the Company dated 4 November 2021, in relation to, among other things, the entering into of the Existing Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease for a term of three years from 1 January 2022 to 31 December 2024. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Finance Lease Cooperation Framework Agreement with Chinalco Lease to replace the Existing Finance Lease Cooperation Framework Agreement.

As at the date of this announcement, Chinalco Lease is a subsidiary of Chinalco, the controlling Shareholder of the Company, and thus is a connected person of the Company under the Hong Kong Listing Rules. The transactions contemplated under the New Finance Lease Cooperation Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps is higher than 0.1% but lower than 5%, the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules, they are still subject to the approval of the Independent Shareholders at the general meeting of the Company in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

NEW FACTORING COOPERATION FRAMEWORK AGREEMENT

Reference is made to the announcement of the Company dated 26 October 2021, in relation to the entering into of the Existing Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring for a term of three years from 1 January 2022 to 31 December 2024. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Factoring Cooperation Framework Agreement with Chinalco Factoring to replace the Existing Factoring Cooperation Framework Agreement.

As at the date of this announcement, Chinalco Factoring is a subsidiary of Chinalco, the controlling Shareholder of the Company, thus, Chinalco Factoring is a connected person of the Company under the Hong Kong Listing Rules. As such, the transactions contemplated under the New Factoring Cooperation Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transactions contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed cap is higher than 0.1% but lower than 5%, the transactions contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed cap are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed cap are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules, they are still subject to the approval of the Independent Shareholders at the general meeting of the Company in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

2022 AGM

The 2022 AGM will be convened by the Company to seek the Independent Shareholders' approval regarding the transactions under the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement and the proposed caps. Considering that there may still be other matters that need to be brought up for consideration at the 2022 AGM of the Company in the future, a circular containing, among others, the resolutions in relation to the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement will be dispatched to the Shareholders on or before 5 May 2023. A supplemental circular containing, among others, (i) details of the transactions under the New Financial Services Agreement and the proposed caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be dispatched to the Shareholders on or before 5 June 2023 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the 2022 AGM.

I. DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCIAL SERVICES AGREEMENT WITH CHINALCO FINANCE

1. Introduction

References are made to the announcement of the Company dated 27 August 2020 and the supplemental circular of the Company dated 30 September 2020, in relation to, among other things, the entering into of the Existing Financial Services Agreement between the Company and Chinalco Finance for a term of three years from 26 October 2020 to 25 October 2023. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Financial Services Agreement with Chinalco Finance to replace the Existing Financial Services Agreement.

2. New Financial Services Agreement

Date of Signing

21 March 2023

Parties

(1) the Company (as the recipient, for itself and on behalf of its subsidiaries); and

(2) Chinalco Finance (as the provider).

Effectiveness and Term of the Agreement

The New Financial Services Agreement shall become effective upon signature by authorized signatories of both parties with their respective common seals or seals specifically for contracts affixed thereon and approval from their respective competent bodies (including but not limited to obtaining the approval of the Independent Shareholders of the Company at the 2022 AGM), and shall remain valid until 31 December 2025. Upon the New Financial Services Agreement becomes effective, the Existing Financial Services Agreement will be terminated in advance. Subject to the relevant requirements under the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the New Financial Services Agreement may be renewed for a period of three years as agreed by both parties and the Company will then perform its information disclosure obligations in due course pursuant to the applicable requirements under the Hong Kong Listing Rules.

Major Terms

(1) Pursuant to the New Financial Services Agreement, the Group and Chinalco Finance will cooperate on a non-exclusive basis, thereby allowing the Group to select other financial institutions for financial services at its discretion.

(2) Chinalco Finance undertakes that the terms for the provision of financial services to the Group at any time shall be no less favourable than those for the same type of financial services provided by Chinalco Finance to Chinalco and other members of its group, nor less favourable than those for the same type of financial services available to the Group from major commercial banks in the PRC at the same time.

(3) Chinalco Finance shall provide the following financial services to the Group in accordance with the above service principles, with the major service terms as below:

(a) Deposit Services

(i) The interest rate for the deposits of the Group with Chinalco Finance shall be within the upper limit of the interest rate for the same type of deposit announced by PBOC for the same period, and, in principle, not lower than the interest rate for the same type of deposit offered by major commercial banks in the PRC for the same period (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications).

(ii) In respect of deposit services, Chinalco Finance shall ensure the security of the Group's funds and promptly and fully satisfy any withdrawal request raised by the Group at any time. If Chinalco Finance fails to pay the deposits to the Group on time and in full upon request, the Group shall be entitled to terminate the New Financial Services Agreement and offset the loans due to Chinalco Finance by the Group with such deposits payable by Chinalco Finance according to the PRC laws and regulations.

(iii) The maximum daily balance of deposits (including accrued interest) placed by the Group with the settlement account of Chinalco Finance shall not exceed RMB17 billion during the term of the New Financial Services Agreement.

(b) Settlement Services

(i) Chinalco Finance will provide payment and receipt services as well as other ancillary services relating to settlement services to the Group in accordance with the Group's instructions.

(ii) Chinalco Finance will provide the Group with the above settlement services for free.

(c) Credit Services

(i) Subject to compliance with the relevant PRC laws and regulations, Chinalco Finance will, in accordance with the operation and development needs of the Group, provide comprehensive credit services, loan services, bills acceptance services, bills discounting services, guarantee services and other financing services.

(ii) The interest rate for the loans to be provided by Chinalco Finance to the Group shall be determined with reference to the loan prime rate as promulgated by the National Interbank Funding Centre under the authority of PBOC, and the interest rate for the loans shall, in principle, not exceed the interest rate for the same type of loan provided by major independent financial institutions for the same period in the service location or adjacent areas in the normal course of business for such types of credit services (the Company will obtain at least four quotations from the independent third commercial banks, including but not limited to Bank of China, Agricultural Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications).

(iii) Chinalco Finance shall provide loans to the Group on normal commercial terms and no security is to be granted by the Group over its assets.

(iv) The maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB21 billion during the term of the New Financial Services Agreement.

(d) *Miscellaneous Financial Services*

(i) Chinalco Finance will provide miscellaneous financial services within its business scope in accordance with the Group's instructions and requirements.

(ii) The fees charged by Chinalco Finance for the provision of aforesaid miscellaneous financial services to the Group shall be in accordance with the relevant benchmark rates for such type of service determined by PBOC or CBIRC, and, in principle, not exceed those charged by major commercial banks for the same type of financial service for the same period, or those charged by Chinalco Finance for the provision of the same type of financial service to Chinalco and other members of its group in the service location or adjacent areas in the normal course of business.

(iii) The annual fees charged by Chinalco Finance for the provision of miscellaneous financial services to the Group shall not exceed RMB100 million during the term of the New Financial Services Agreement.

3. Internal Control Procedures and Corporate Governance Measures Adopted by the Group

In order to protect the interests of the Shareholders, the Group will adopt the following internal control procedures and corporate governance measures in relation to its utilisation of Chinalco Finance's services:

(1) A monthly report on the status of the Group's deposits with Chinalco Finance for the previous month will be delivered by Chinalco Finance to the Company on the third business day of each month;

(2) Copies of all regulatory reports submitted by Chinalco Finance to CBIRC will be provided to the Company by Chinalco Finance;

(3) The financial statements of Chinalco Finance will be provided to the Company by Chinalco Finance on the fifth business day after the end of each quarter;

(4) Prior to entering into of any deposit arrangement with Chinalco Finance, the Company will communicate with Chinalco Finance and at least four independent commercial banks or financial institutions in the PRC. The interest rate for the deposit of the same type and term offered by Chinalco Finance and independent commercial banks or financial institutions will be given to the Company for comparison. If the Company is aware of that the deposit interest rate offered by Chinalco Finance is less favourable than that offered by major domestic commercial banks in the PRC for the deposit of the same type and term, the Group will not place deposits with Chinalco Finance, or it will negotiate with Chinalco Finance to re-determine the interest rate;

(5) The Company has formulated the risk disposal plan for connected transactions of Aluminum Corporation of China Limited and Chinalco Finance Co., Ltd.. The plan aims to guarantee the capital safety of the Company, and put forward solutions to transaction-related risk and capital preservation plan; and

(6) The Company conducts continuous risk assessment on Chinalco Finance, and issues the continuous risk assessment report every six months, which is disclosed simultaneously with the annual and interim reports.

The Board is of the view that the above internal control procedures and corporate governance measures proposed to be adopted by the Company concerning the continuing connected transactions are appropriate and above procedures and measures will provide adequate assurance to the Shareholders that the continuing connected transactions under the New Financial Services Agreement will be appropriately monitored by the Company.

4. Historical Amounts of the Continuing Connected Transactions

(1) Deposit Services

The maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance for the three years ended 31 December 2022 was approximately RMB8.923 billion, RMB7.823 billion and RMB11.979 billion.

The Board further confirmed that, as at the date of this announcement, the original cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement for the year ending 25 October 2023 has not been exceeded.

(2) Settlement Services

No fees were paid by the Group to Chinalco Finance for the settlement services for the three years ended 31 December 2022. Chinalco Finance will provide the Company with the settlement services for free.

(3) Credit Services

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules.

(4) Miscellaneous Financial Services

The historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 31 December 2022 were approximately RMB0 million, RMB1 million and RMB0.2 million, respectively.

The Board further confirmed that, as at the date of this announcement, the original cap of the total annual fees for the miscellaneous financial services under the Existing Financial Services Agreement for the year ending 25 October 2023 has not been exceeded.

5. Proposed Caps Under the New Financial Services Agreement

(1) Deposit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB12 billion. Under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance shall not exceed RMB17 billion during the term of the New Financial Services Agreement.

The Board has taken into account that:

(a) the highest historical utilization rate for the cap of the maximum daily balance of deposits (including accrued interest) under the Existing Financial Services Agreement has reached nearly 100%;

(b) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of deposit services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Financial Services Agreement. As a result, the proposed cap on deposit services under the New Financial Services Agreement was significantly increased;

(c) in order to face the complicated economic environment and to safeguard the normal production and operation and the construction of key projects, the Company has adhered to the philosophy of "cash is the most important" and increased its monetary capital reserves, and accordingly the amount of deposits placed by the Group with Chinalco Finance has been increased. As of 31 December 2022, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance has reached to RMB11.979 billion;

(d) focusing on the goal of building a world first-class aluminum company with global competitiveness, the Company will accelerate the global allocation of resources and the optimization of the industrial layout, strengthen the acquisition of overseas resources, build overseas bauxite supply base, promote the transfer of the Company's main business to those areas with advantages of resources, energy, market and logistics elements, and extend the development to the end of the industry chain and the high-end of the value chain, in order to comprehensively enhance its overall competitiveness. In the meantime, the Company will seek business opportunities relating to the industrial mergers and acquisitions from time to time, in order to develop and expand its existing main business and increase shareholder value. At present, the Company has not formed any formal intention or entered into any specific agreement with relevant parties regarding the industrial mergers and acquisitions. In the event of such occurrence, the Company will perform its information disclosure obligations in due course in accordance with the requirements of the Hong Kong Listing Rules. It's expected that there will be an increase in the overall capital scale of the Group based on the above-mentioned future business development and the potential industrial mergers and acquisitions;

(e) The funds deposited with Chinalco Finance by the Company is conducive to the Company strengthening funds centralized management and accelerating the turnover of funds, so as to increase the efficiency of funds utilization; and

(f) the interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

The Board proposed that under the New Financial Services Agreement, the maximum daily balance of deposits (including accrued interest) placed by the Group with Chinalco Finance's settlement account during the term of the New Financial Services Agreement shall be set at RMB17 billion and considered such proposed cap is fair and reasonable.

(2) Settlement Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide settlement services to the Group for free. Pursuant to the New Financial Services Agreement, Chinalco Finance agreed to provide the Group with the settlement services for free, therefore no annual cap is required to be set in this regard.

(3) Credit Services

Pursuant to the Existing Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB15 billion.

Under the New Financial Services Agreement, the maximum daily balance of loans (including accrued interest) provided by Chinalco Finance to the Group shall not exceed RMB21 billion. As the credit services provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, thus such services constitute exempt continuing connected transactions under Rule 14A.90 of the Hong Kong Listing Rules, and no annual cap is required to be set in this regard.

(4) Miscellaneous Financial Services

Pursuant to the Existing Financial Services Agreement, Chinalco Finance agreed to provide miscellaneous financial services with total annual fees payable to Chinalco Finance by the Group not exceeding RMB40 million. Under the New Financial Services Agreement, the Company expects that the total annual fees payable to Chinalco Finance by the Group during the term of the New Financial Services Agreement will not exceed RMB100 million.

The Board has taken into account that:

(a) the historical amounts paid by the Group to Chinalco Finance for the miscellaneous financial services for the three years ended 31 December 2022;

(b) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of miscellaneous financial services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Financial Services Agreement. As a result, the proposed cap on miscellaneous financial services under the New Financial Services Agreement was significantly increased; and

(c) A buffer has been provided for the cap for the total annual fees payable by the Group to Chinalco Finance during the valid period of the New Financial Services Agreement to cater for the potential increase in the Group's demand for miscellaneous financial services to be provided by Chinalco Finance.

The Board proposed that the cap for the total annual fees payable by the Group to Chinalco Finance under the New Financial Services Agreement during the valid period of the New Financial Services Agreement shall be set at RMB100 million and considered such proposed cap is fair and reasonable.

6. Reasons for and Benefits of Entering into the New Financial Services Agreement

The reasons for the Company to enter into the New Financial Services Agreement with Chinalco Finance are as follows:

(1) The settlement services through Chinalco Finance will strengthen the Company's centralized management of its subsidiaries' funds and reduce the capital transmission time, and the Company may take full advantage of the favourable policy of free settlement services provided by Chinalco Finance to duly increase the amount of settlement services to be provided by Chinalco Finance and reduce the banking commission charges payable by the Company, which is beneficial to reducing the amount of funds kept by the Company and its subsidiaries, thereby releasing more funds for turnover.

(2) The Company will deposit part of its funds with Chinalco Finance, which will provide financing support to the Company's subsidiaries through operating loans of Chinalco Finance in compliance with the limits for such loans. Such arrangements will resolve the capital requirements of certain subsidiaries of the Company and enable the Company to centralize its management of the Group's credit limits and loan targets though Chinalco Finance.

(3) The interest rate for the deposits of the Group with Chinalco Finance is generally superior to the interest rate for the same type of deposit announced by PBOC for the same period and the interest rate for the same type of deposit offered by the major commercial banks in the PRC for the same period, which is beneficial to improving the level of the Company's capital gains.

(4) From the perspective of capital safety, Chinalco Finance has strong anti-risk capability with the strong background support of Chinalco. The funds deposited with Chinalco Finance by the Company can effectively avoid the complex and volatile environment of the financial market, which can guarantee the capital safety.

(5) According to the New Financial Services Agreement, Chinalco Finance will provide comprehensive credit services, loan services, bills acceptance services, bills discounting services, guarantee services and other financing services, whose interest rate shall be equivalent to or lower than the interest rate for the same type of loans provided by the major commercial banks in the PRC for the same period, and no security is to be granted by the Company over its assets, enabling the lending procedures easier and more efficient than those provided by the commercial banks.

(6) Chinalco Finance can serves as the Company's funds centralized management platform to balance funds. The arrangement of entrusted loans for the Company's subsidiaries through Chinalco Finance may replace the high-rate loans of the Company's subsidiaries from external financial institutions, reducing the Group's overall financial expenses.

(7) Chinalco Finance is regulated by PBOC and CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities.

The transactions contemplated under the New Financial Services Agreement will facilitate the Group to optimize its financial management, increase the efficiency of fund utilization, and reduce the cost of financing and financing risks. It will not be detrimental to the interests of the Company and will not affect the independence of the Company.

The Directors (excluding independent non-executive Directors who will express their opinions after considering the advice of independent financial advisor) are of the view that the New Financial Services Agreement has been negotiated on arm's length basis and is entered into in the ordinary course of business and on normal commercial terms or better. The terms of the New Financial Services Agreement, the transactions contemplated thereunder, the proposed caps are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

II. CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FINANCE LEASE COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO LEASE

1. Introduction

References are made to the announcement of the Company dated 26 October 2021 and the circular of the Company dated 4 November 2021, in relation to, among other things, the entering into of the Existing Finance Lease Cooperation Framework Agreement between the Company and Chinalco Lease for a term of three years from 1 January 2022 to 31 December 2024. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Finance Lease Cooperation Framework Agreement with Chinalco Lease to replace the Existing Finance Lease Cooperation Framework Agreement.

2. New Finance Lease Cooperation Framework Agreement

Date of Signing

21 March 2023

Parties

(1) the Company (as the lessee, for itself and on behalf of its subsidiaries); and

(2) Chinalco Lease (as the lessor).

Methods and Arrangements of Finance Lease

The Group proposed to obtain the financing by way of finance leasing arrangements, including but not limited to direct leasing arrangements and sale-and-leaseback arrangements: (1) direct leasing arrangements, under which, Chinalco Lease will directly purchase the new equipment as required by the Group and lease the same to the Group for its use, while the Group will pay rental to Chinalco Lease accordingly and, upon expiry of the lease term, will purchase the assets from Chinalco Lease at a specific price after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements; and (2) sale-and-leaseback arrangements, under which, the Group will sell its own assets to Chinalco Lease to obtain financing, and then lease back the sold assets and pay rental to Chinalco Lease until expiry of the lease term when the Group will repurchase the assets from Chinalco Lease after the rental has been fully paid to Chinalco Lease in accordance with corresponding operative agreements. The scope of the assets under the finance lease includes but is not limited to production equipment in relation to alumina, electrolytic aluminum, mining and energy power etc., and the carrying amount of such assets shall be not less than the principal amount under the finance lease in any event.

Financing Amount

At any time within the term of the New Finance Lease Cooperation Framework Agreement, the financing balance obtained by the Group from Chinalco Lease shall not exceed RMB3.0 billion. The financing balance represents the aggregate principal amount outstanding under the New Finance Lease Cooperation Framework Agreement plus any lease interest, commission fees and other expenses, if applicable, incurred from the beginning of that year to that exact point of time.

Financing Costs and Payment Methods

The financing costs mainly include lease interest and commission fees, etc. The costs of finance leasing services provided by Chinalco Lease shall not be higher than the financing costs of services of same or similar nature provided by independent third party finance lease companies in the PRC (the after-tax internal rate of return shall prevail). The lease interest shall be determined with reference to the benchmark interest rates for RMB-denominated loans published by PBOC on a regular basis; if such rates are not available, then the lease interest shall be determined with reference to the interest rates charged or quoted by other major finance institutions for providing services of same or similar nature. The Company and Chinalco Lease will, based on the actual cash flows, design flexible payment methods, including but not limited to payment of principal in equal instalments on a quarterly basis, payment of principal and interest in equal instalments on a quarterly basis, payment of principal in unequal instalments on a quarterly basis, payment of principal in equal instalments on a semi-annual basis, payment of principal and interest in equal instalments on an annual basis, etc..

Legal Title of the Leased Assets and Repurchase

During the term of the finance lease operated under the New Finance Lease Cooperation Framework Agreement, the legal title of the leased assets shall be vested in Chinalco Lease. Upon expiry of such term, the Group will repurchase the leased assets together with the corresponding legal title from Chinalco Lease at a nominal price of not more than RMB1.

Effectiveness and Term of the Agreement

The New Finance Lease Cooperation Framework Agreement shall become effective upon being approved by the competent bodies of both parties (including but not limited to obtaining the approval of the Independent Shareholders of the Company at the 2022 AGM) and signed and sealed by both parties and their duly authorised representatives, and shall remain valid until 31 December 2025. Upon the New Finance Lease Cooperation Framework Agreement becomes effective, the Existing Finance Lease Cooperation Framework Agreement will be terminated in advance.

Subject to the New Finance Lease Cooperation Framework Agreement, the Group and Chinalco Lease shall further enter into separate operative contracts or agreements in respect of provision of specific finance leasing services and determine the specific terms of the transaction. Such separate operative contracts or agreements shall be in compliance with the principles and terms of the New Finance Lease Cooperation Framework Agreement, as well as the requirements of the applicable laws.

3. Proposed Annual Caps Under the New Finance Lease Cooperation Framework Agreement and the Basis for Determining the Proposed Annual caps

The Company has adopted, among other things, International Financial Reporting Standards 16 – Leases, in its consolidated statement of financial position relating to leases and finance leases, which took effect at the beginning of the accounting period on 1 January 2019.

Pursuant to International Financial Reporting Standards 16 – Leases, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. At the commencement date of a lease, the Company recognises lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date, if the interest rate implicit in the lease is hardly determinable.

Accordingly, under International Financial Reporting Standards 16 – Leases, subject to the specific leased terms and conditions set out in each lease agreement, the Company will recognise the leased assets of relevant direct lease representing the Company's right to use the leased assets, except for short-term leases and leases of low-value assets. For the sale-and-leaseback, the relevant transactions will be accounted for as the finance lease arrangement between the Company and the lessor.

Pursuant to the Hong Kong Listing Rules, the direct lease is deemed as the acquisition of assets by the Group and the sale-and-leaseback constitutes the sale of assets by the Group. The following table sets out the existing annual caps for transactions under the Existing Finance Lease Cooperation Framework Agreement for the two years ending 31 December 2024 and the proposed annual caps for transactions under the New Finance Lease Cooperation Framework Agreement for the three years ending 31 December 2025. As at the date of this announcement, the existing annual caps for direct lease and sale-and-leaseback for the year ending 31 December 2023 have not been exceeded.

	Existing annual caps under the Existing Finance Lease Cooperation Framework Agreement		**Proposed annual caps under the New Finance Lease Cooperation Framework Agreement**		
Transaction	**2023**	**2024**	**2023**	**2024**	**2025**
	(RMB million)	*(RMB million)*	*(RMB million)*	*(RMB million)*	*(RMB million)*
Direct lease	1,500	1,500	2,000	2,000	2,000
Sale-and-leaseback	1,000	1,000	1,000	1,000	1,000

The proposed annual caps have been determined by the Company with reference to the following factors:

(1) the historical transaction amounts between the Group and Chinalco Lease;

(2) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of finance leasing services by Chinalco Finance to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Finance Lease Cooperation Framework Agreement;

(3) The Group will increase its investment in green projects in the next three years and expand its financing channels to cope with the complex financial environment, which is expected to increase the business demand for finance leasing;

(4) the Group's business needs for the finance leasing services to be provided by Chinalco Lease in the course of its daily operation and future development. The Group has prescribed the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents on the management of the finance lease business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the finance lease business according to the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks;

(5) the current financing market conditions, the interest rate and the potential adjustments to be made by PBOC to the benchmark interest rates for RMB-denominated loans in the future. In the case of any adjustment to the benchmark interest rates for RMB-denominated loans made by PBOC in the future, the lease interest specified in the newly-signed separate operative agreements will be determined with reference to the adjusted benchmark interest rates for RMB-denominated loans; and

Note: the existing benchmark interest rates for RMB-denominated loans published by PBOC are as follows:

- 4.35% for loans with a term not more than one year;
- 4.75% for loans with a term over one year but not more than five years; and
- 4.90% for loans with a term over five years.

(6) the nature and the carrying amount of the leased assets. The carrying amount of the leased assets shall not be less than the principal amount under the finance lease in any event.

In conclusion, the Board is of the view that the proposed annual caps for the transactions under the New Finance Lease Cooperation Framework Agreement are fair and reasonable, and in the interests of the Company and its Shareholders as a whole.

The actual amounts and annual caps for the continuing connected transactions between the Company and Chinalco Lease under the Existing Finance Lease Cooperation Framework Agreement for the three years ended 31 December 2022 are set out below:

	For the year ended 31 December					
	2020		2021		2022	
Transaction Note 1	**Actual amount** *(RMB million)*	**Annual cap** *(RMB million)*	**Actual amount** *(RMB million)*	**Annual cap** *(RMB million)*	**Actual amount** Note2 *(RMB million)*	**Annual cap** *(RMB million)*
Financing balance	427	10,000	251	10,000	/	/
Direct lease	/	/	/	/	0	1,500
Sale-and-leaseback	/	/	/	/	0	1,000

Notes:

(1) References are made to the announcement of the Company dated 17 September 2018 and the supplemental circular dated 26 November 2018, the annual caps for the transactions under the Finance Lease Cooperation Framework Agreement for the years ended 31 December 2020 and 2021 are based on the financing balance. References are also made to the Company's announcement dated 26 October 2021 and the circular dated 4 November 2021, pursuant to the Hong Kong Listing Rules, direct lease is deemed as the acquisition of assets by the Group and the sale-and-leaseback constitutes the sale of assets by the Group. The annual caps for direct lease and sale-and-leaseback under the Finance Lease Cooperation Framework Agreement are separately determined for the year ended 31 December 2022.

(2) Due to the significant improvement of the Company's operating results in the past two years, the financing demand has been reduced and the Company enjoys a higher low-cost bank facility, which is more advantageous compared with the comprehensive cost of finance leasing; in addition, the newly additions to fixed assets of the Group in the past two years were relatively small, so the Group did not meet the background requirements for finance leasing business. In light of the aforementioned reasons, the Group had no finance leasing business with Chinalco Lease in 2022.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorised departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Finance Lease Cooperation Framework Agreement and determine the lease interest and commission fees with reference to the current market conditions and the prices charged or quoted by at least two independent third parties for providing services of similar nature and comparable size under normal trading conditions around that time. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board will strictly review the continuing connected transactions on a continuing basis to ensure the integrity and effectiveness of the internal control measures regarding continuing connected transactions. The Board considers that the above internal control procedures and corporate governance measures adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the New Finance Lease Cooperation Framework Agreement will be appropriately monitored by the Company.

4. Reasons for and Benefits of Entering into the New Finance Lease Cooperation Framework Agreement

In respect of the finance leasing services provided to the Group by Chinalco Lease, the financing costs are not higher than those of the services of same or similar nature provided by independent third party finance lease companies in the PRC. In addition, Chinalco Lease is able to design the repayment method based on the actual conditions of the Group in a flexible way and provide financing in a timely and convenient manner, which allow the Group to optimise its financial management, improve its capital usage efficiency and reduce financing costs and risks, which will facilitate and smooth the business development and operations of the Group.

The Directors (including independent non-executive Directors) are of the view that the transactions contemplated under the New Finance Lease Cooperation Framework Agreement were negotiated on arm's length basis and entered into in the ordinary course of business of the Company on normal commercial terms or better, and the terms of the New Finance Lease Cooperation Framework Agreement, transactions contemplated thereunder and the proposed annual caps thereof are fair and reasonable, and are in the interests of the Company and its Shareholders as a whole.

III. CONTINUING CONNECTED TRANSACTION FOR ENTERING INTO THE NEW FACTORING COOPERATION FRAMEWORK AGREEMENT WITH CHINALCO FACTORING

1. Introduction

Reference is made to the announcement of the Company dated 26 October 2021, in relation to the entering into of the Existing Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring for a term of three years from 1 January 2022 to 31 December 2024. In view of the change in the scope of the Company's consolidated financial statements as well as the business development demand of the Company in the future and in order to streamline the term of multiple continuing connected transaction agreements, on 21 March 2023, the Company entered into the New Factoring Cooperation Framework Agreement with Chinalco Factoring to replace the Existing Factoring Cooperation Framework Agreement.

2. New Factoring Cooperation Framework Agreement

Date of Signing

21 March 2023

Parties

(1) the Company (as the recipient for itself and on behalf of its subsidiaries); and

(2) Chinalco Factoring (as the provider).

Effectiveness and Term of the Agreement

The New Factoring Cooperation Framework Agreement shall become effective upon being approved by the competent bodies of both parties (including but not limited to obtaining the approval of the Independent Shareholders of the Company at the 2022 AGM) and signed and sealed by both parties and their duly authorised representatives, and shall remain valid until 31 December 2025. Upon the New Factoring Cooperation Framework Agreement becomes effective, the Existing Factoring Cooperation Framework Agreement will be terminated in advance.

Factoring Financing Services

The Company will obtain funds by way of accounts receivable transfer, which means the Company will transfer its accounts receivable to Chinalco Factoring and thereby obtain factoring financing from Chinalco Factoring. When becoming due, such accounts receivable as transferred shall be paid by their debtors to Chinalco Factoring or be repurchased by the Company from Chinalco Factoring.

Subject to the New Factoring Cooperation Framework Agreement, the Company and Chinalco Factoring shall further enter into specific contract(s) or agreement(s) for the relevant specific factoring services to determine detailed transaction terms. Such specific contract(s) or agreement(s) shall be in line with the principles and terms of the New Factoring Cooperation Framework Agreement and in compliance with relevant laws and regulations.

Financing Amount

At any time during the term of the New Factoring Cooperation Framework Agreement, the balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business between the Company and Chinalco Factoring shall not exceed RMB1.8 billion.

Pricing Principles and Methods of Payment

The financing costs for provision of services by Chinalco Factoring to the Company shall not be higher than the average financing costs for provision of services of same nature as quoted by domestic independent third-party factoring companies.

The Company and Chinalco Factoring shall design the payment methods on a flexible basis according to the actual conditions of specific factoring services, including but not limited to payment by the financing party to accounts receivable or by debtors to accounts receivable or both.

3. Proposed Cap Under the New Factoring Cooperation Framework Agreement and the Basis for Determining the Proposed Annual Caps

In consideration of the expansion of the scope of the consolidated financial statements and the potential business demands of the Group, the Company fixed the proposed cap under the New Factoring Cooperation Framework Agreement for the three years ending 31 December 2025 at RMB1.8 billion, which means that at any time during the term of the New Factoring Cooperation Framework Agreement, the balance of factoring business (including factoring prepayment, factoring fee and factoring handling charges) between the Company and Chinalco Factoring shall not exceed RMB1.8 billion.

The above proposed cap was determined after taking into account the following factors:

(1) as disclosed in the Company's announcements dated 24 July 2022, 23 August 2022 and 23 November 2022, as well as the supplemental circular dated 14 September 2022, the Company completed the acquisition of 19% equity interest in Yunnan Aluminum and 100% equity interest in Pingguo Aluminum, and Yunnan Aluminum and Pingguo Aluminum became subsidiaries of the Company. The provision of factoring financing services by Chinalco Factoring to Yunnan Aluminum and Pingguo Aluminum constitutes continuing connected transactions of the Company and shall be governed by the New Factoring Cooperation Framework Agreement. As a result, the proposed cap under the New Factoring Cooperation Framework Agreement was significantly increased; and

(2) the demand of the Group for accounts receivable financing services. In the next three years, the Group will expand various financing channels to cope with the complex financial environment and continue to optimize its debt structure and reduce its leverage ratio. Through accounts receivable factoring financing services, the Group can effectively vitalize carrying value of the receivables, improve the financial structure of the Company, replenish the working capital and reduce business risks. The proposed cap for the transactions under the New Factoring Cooperation Framework Agreement is the maximum daily balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business existing between the Group and Chinalco Factoring for the three years ending 31 December 2025. Taking into consideration the possible potential demand of the Group for factoring business in the future, the maximum daily balance of existing factoring business between the Group and Chinalco Factoring for 2023 to 2025 is determined at RMB1.8 billion.

The Group has formulated the Regulation on Capital Management of Aluminum Corporation of China Limited* (《中國鋁業股份有限公司資金管理辦法》) and other policies and documents on the management of the factoring business of the Group. The Group has strictly abided by relevant policies in previous years and will continue to manage the factoring business in strict accordance with the internal policies on strengthening financing management prescribed by the Group to prevent relevant financing risks.

Based on the aforementioned, the Board considered the proposed cap under the New Factoring Cooperation Framework Agreement is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

In connection with the continuing connected transactions under the Existing Factoring Cooperation Framework Agreement between the Company and Chinalco Factoring, the cap for the balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business during the term of the agreement was RMB1 billion. During the period from 1 January 2022 (i.e., the date on which the Existing Factoring Cooperation Framework Agreement came into effect) to the date of the announcement, the Company recorded an actual maximum balance (including factoring prepayment, factoring fee and factoring handling charges) of factoring business with Chinalco Factoring amounting to RMB0, which is mainly due to the significant improvement of the Company's operating results in the past two years, the scale of debt has been suppressed and the debt-to-asset ratio has been optimized. In addition, the Company enjoys a higher low-cost bank facility with its financing cost been decreased. Therefore, the Company had no factoring business with Chinalco Factoring in 2022.

The Company has adopted a set of effective internal control measures to supervise the continuing connected transactions of the Company. Prior to entering into operative agreements, the authorized departments of the Company will review and assess the specific terms and conditions of the transactions to ensure their consistency with the New Factoring Cooperation Framework Agreement and make reference to the current market conditions and the prices quoted from at least two domestic independent third-party factoring companies that provide services of similar nature with comparable scale under normal trading conditions around that time. The financial assets department of the Company traces, monitors and checks the progress of the continuing connected transactions of the Company on a monthly basis. Meanwhile, the Audit Committee of the Board of the Company will strictly review the continuing connected transactions on a continuous basis to ensure the integrity and effectiveness of the internal control measures regarding the continuing connected transactions. The Board considers that the above

internal control procedures and corporate governance measures adopted by the Company concerning the continuing connected transactions are appropriate and that the procedures and measures above will give sufficient assurance to the Shareholders that the continuing connected transactions under the New Factoring Cooperation Agreement will be appropriately monitored by the Company.

4. Reasons for and Benefits of Entering into the New Factoring Cooperation Framework Agreement

The New Factoring Cooperation Framework Agreement and the transactions contemplated thereunder will help to alleviate capital occupation by accounts receivable, satisfy the funding requirement for business development, support continuous business operation, improve the efficiency of capital utilization and maximize benefits.

The Directors (including independent non-executive Directors) are of the view that the transactions contemplated under the New Factoring Cooperation Framework Agreement are entered into after arm's length negotiation in the ordinary course of business on normal commercial terms or better, and the terms of the New Factoring Cooperation Framework Agreement, the transactions contemplated thereunder and the proposed cap are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

IV. IMPLICATIONS UNDER THE HONG KONG LISTING RULES

New Financial Services Agreement

As at the date of this announcement, Chinalco Finance is a subsidiary of Chinalco, the controlling Shareholder of the Company, and therefore a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the transactions contemplated under the New Financial Services Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5%, the deposit services under the New Financial Services Agreement and relevant proposed caps are subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules; as the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) calculated in accordance with the Hong Kong Listing Rules in respect of miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps exceeds 0.1% but is less than 5%, the miscellaneous financial services under the New Financial Services Agreement and relevant proposed caps

are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio calculated in accordance with the Hong Kong Listing Rules in respect of the deposit services under the New Financial Services Agreement and relevant proposed caps exceeds 5% but is less than 25%, such transaction constitutes a discloseable transaction of the Company and is subject to the reporting and announcement requirements under Chapter 14 of the Hong Kong Listing Rules.

As the credit services to be provided by Chinalco Finance to the Group are on normal commercial terms (or better to the Group) and no security over its assets will be granted by the Group in respect of such loans, the credit services to be provided by Chinalco Finance to the Group under the New Financial Services Agreement are exempt from all reporting, announcement and independent shareholders' approval requirements under Rule 14A.90 of the Hong Kong Listing Rules.

The Independent Board Committee will be established by the Company to provide advice to the Independent Shareholders in respect of the deposit services and relevant proposed caps under the New Financial Services Agreement. VBG Capital Limited, a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

New Finance Lease Cooperation Framework Agreement

As at the date of this announcement, Chinalco Lease is a subsidiary of Chinalco, the controlling Shareholder of the Company, and thus is a connected person of the Company under the Hong Kong Listing Rules. The transactions contemplated under the New Finance Lease Cooperation Framework Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps is higher than 0.1% but lower than 5%, the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Finance Lease Cooperation Framework Agreement and relevant proposed caps are exempt from the Independent Shareholders' approval requirements under the Hong Kong Listing Rules, they are still subject to the approval of the Independent Shareholders at the general meeting of the Company in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

New Factoring Cooperation Framework Agreement

As at the date of this announcement, Chinalco Factoring is a subsidiary of Chinalco, the controlling Shareholder of the Company, thus, Chinalco Factoring is a connected person of the Company under the Hong Kong Listing Rules. As such, the transaction contemplated under the New Factoring Cooperation Framework Agreement constitutes a continuing connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed cap is higher than 0.1% but lower than 5%, the transactions contemplated under the New Factoring Cooperation Framework Agreement and relevant proposed caps are subject to the reporting and announcement requirements but exempt from the independent shareholders' approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Although the transactions contemplated under the New Factoring Cooperation Framework Agreement and its proposed caps are exempt from the independent shareholders' approval requirements under the Hong Kong Listing Rules, they are still subject to the approval of the Independent Shareholders at the general meeting of the Company in accordance with the relevant requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

As Mr. Liu Jianping and Mr. Zhang Jilong, the Directors of the Company, both hold positions in Chinalco, they have abstained from voting on the Board resolutions with respect to the transactions contemplated under the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement. Saved as disclosed above, none of the Directors has any material interest in the transactions contemplated under the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement and therefore none of the other Directors has abstained from voting on such Board resolutions.

2022 AGM

The 2022 AGM will be convened by the Company to seek the Independent Shareholders' approval regarding the transactions under the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement and the proposed caps. Considering that there may still be other matters that need to be brought up for consideration at the 2022 AGM of the Company in the future, a circular containing, among others, the resolutions in relation to the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement will be despatched to the Shareholders on or before 5 May 2023. A supplemental circular containing, among others, (i) details of the transactions under the New Financial Services Agreement and the proposed caps; (ii) a letter of recommendation from the Independent Board Committee to the Independent Shareholders; and (iii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders, will be despatched to the Shareholders on or before 5 June 2023 as the Company requires additional time to prepare and finalize certain information to be contained in the supplemental circular to enable the Shareholders to make their informed decisions at the 2022 AGM.

V. GENERAL INFORMATION

Information on the Company

The Company is a joint stock limited company incorporated in the PRC, the H Shares and A Shares of which are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. The Group principally engages in the exploration and mining of bauxite, coal and other resources; production, sales and technology research of alumina, primary aluminum, aluminum alloy and carbon products; international trade; logistics business; thermal and new energy power generation, etc.

Information on Chinalco Finance

Chinalco Finance is a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the date of this announcement. Chinalco, Chinalco Capital Holdings Co., Ltd.* (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, assets management, investment consultation, etc.) and Chinalco Asset Operation and Management Co., Ltd* (中鋁資產經營管理有限公司) (which is a wholly-owned subsidiary of Chinalco and principally engaged in asset management services for investment of own funds, investment activities with own funds and other businesses) hold 85.2388%, 10% and 4.7612% equity interest in Chinalco Finance, respectively. Its registered capital is RMB4.0 billion, and its

business scope includes provision of finance services and financing consultancy services, credit verification and related consultancy and agency services to member companies; provision of assistance to member companies in payment and receipt of transaction proceeds; provision of approved insurance agency services; provision of guarantees to member companies; provision of intra-group entrusted loans and entrusted investment to member companies (investments in fixed-income and marketable securities only); provision of bills acceptance and discounting services to member companies; provision of intra-group transfer and settlement services to member companies and planning of clearing and settlement scheme; provision of deposit services to member companies; provision of loans and financial leasing to member companies; provision of counterpart loans; underwriting of corporate bonds for member companies; investment in marketable securities (other than stock investment); and buyer's credit for the products of member companies.

As a licensed financial institution in the PRC, Chinalco Finance is subject to stringent regulations and is regulated by PBOC and CBIRC. CBIRC's supervision includes regular examination of the audited financial statements and other relevant materials required to be filed by the group finance companies as well as on-site inspections and interviews with the senior management of group finance companies. To ensure compliance with the relevant laws and regulations, CBIRC is entitled to issue corrective and/or disciplinary orders and to impose penalties and/or fines on group finance companies. In accordance with the relevant requirements under the Measures for Administration of Finance Companies of Enterprise Groups promulgated by CBIRC, group finance companies, including Chinalco Finance:

(1) are not allowed to engage in non-financial services business, including property investment or trading;

(2) must comply with the following ratio requirements: (a) the capital adequacy ratio shall not be lower than 10%; (b) the inter-bank borrowing balance shall not exceed the total registered capital of the relevant finance company; (c) the total amount of outstanding guarantees shall not exceed the total registered capital of the relevant finance company; (d) the ratio of total amount of investment to total registered capital shall not exceed 70%; and (e) the ratio of self-owned fixed assets to total registered capital shall not exceed 20%; and

(3) are required to deposit with PBOC a mandatory proportion of 7% of the RMB deposits they have received.

As far as the Directors are aware, Chinalco Finance has established stringent internal control measures to ensure effective risk management and compliance with laws and regulations, including:

(1) it has established corporate governance structure to ensure the effectiveness of its internal control including the practice of the general manager responsibility system under the leadership of the board of directors, the setting up of the organization structure according to the check-and-balance mechanism (such as the decision-making system, execution system, supervision and feedback system) and the establishment of the working procedures and risk control system by separating the roles and responsibilities of the front office, middle office and back office;

(2) it has adopted a centralized, safe and efficient business system. In order to meet the needs of control of the deposit amount by a listed company, it provides a designated real time service for the Company and its subsidiaries to inquiry the balances of deposits and the transaction details so as to alert the daily deposit balance and avoid exceeding the daily cap; and

(3) it has a sound internal control system, including effective internal rules and policies specifically for management and control of operational risk and credit risks. It has its own credit policies and credit approval procedures for loan approvals which are designed in accordance with the relevant PBOC and CBIRC regulations. It has also implemented various risk management rules to manage and monitor credit risks. The internal audit department assumes an internal independent supervisory role and is responsible for examining and auditing the business operation of other departments.

In assessing the financial risks involved in placing deposits with Chinalco Finance, the Directors have taken into account the following factors:

(1) the operation of Chinalco Finance is subject to the supervision of PBOC and CBIRC and is regulated by the relevant PRC financial regulations and rules;

(2) Chinalco Finance has established internal control and risk management system in accordance with the relevant PRC financial services rules and regulations; and

(3) The Company has formulated a risk disposal plan for the connected transactions with Chinalco Finance and conducts risk assessment of Chinalco Finance on an ongoing basis, forming a continuous risk assessment report on a semi-annual basis and disclosing it to the public.

In light of the aforementioned, the Directors are of the view that the financial risks involved in placing deposits with Chinalco Finance are low and manageable.

Information on Chinalco Lease

Chinalco Lease is a limited liability company incorporated in the PRC and a subsidiary of Chinalco as at the date of this announcement. It is principally engaged in finance leasing business; leasing business; purchasing leased assets from abroad and domestic vendors, residue value disposal and maintenance of the leased assets; and lease transaction consultation and guarantee business, etc. As at the date of this announcement, Chinalco Lease is held as to 75% and 25% by Chinalco Capital Holdings Co., Ltd.* (中鋁資本控股有限公司) (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, asset management and investment advisory, etc) and Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) (which is a wholly-owned subsidiary of Chinalco and principally engaged in overseas investment and financing business), respectively.

Information on Chinalco Factoring

Chinalco Factoring is a company incorporated in the PRC with limited liability and is a subsidiary of Chinalco as at the date of this announcement. It principally engages in provision of trade financing service by way of accounts receivable transferred; settlement, management and collection of accounts receivable; management of sales ledger; investigation and evaluation of clients' credits; relevant advisory services. As at the date of this announcement, Chinalco Capital Holdings Co., Ltd.* (中鋁資本控股有限公司) (which is respectively held as to 85.2921% and 14.7079% by Chinalco and the Company, and principally engaged in project investment, assets management, investment consultation, etc.), Chalco Logistics Group Co., Ltd.* (中鋁物流集團有限公司) (which is a wholly-owned subsidiary of the Company and principally engaged in logistics transportation) and Chalco International Trading Group Co., Ltd.* (中鋁國際貿易集團有限公司) (which is a wholly-owned subsidiary of the Company and principally engaged in trading, importing and exporting of non-ferrous metal products) hold 65.6170%, 17.1915% and 17.1915% equity interest in Chinalco Factoring, respectively.

Information on Chinalco

As at the date of this announcement, the Company, Chinalco Finance, Chinalco Lease and Chinalco Factoring are all subsidiaries of Chinalco. Chinalco is a wholly state-owned enterprise incorporated in the PRC and is primarily engaged in development of mineral resources, smelting and processing of non-ferrous metal, relevant trading and engineering and technical services, etc.

VI. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"2022 AGM"	the 2022 annual general meeting to be held by the Company, for the purpose of considering and approving, among other things, the transactions under the New Financial Services Agreement, the New Finance Lease Cooperation Framework Agreement and the New Factoring Cooperation Framework Agreement and the proposed caps;
"A Share(s)"	the RMB ordinary share(s) issued by the Company and subscribed for in RMB, which are listed on the Shanghai Stock Exchange;
"Board"	the board of Directors of the Company;
"CBIRC"	China Banking and Insurance Regulatory Commission, formerly known as China Banking Regulatory Commission;
"Chinalco"	Aluminum Corporation of China* (中國鋁業集團有限公司), a wholly state-owned enterprise established in the PRC and the controlling Shareholder of the Company, holding directly and indirectly approximately 31.90% of the total issued share capital of the Company as at the date of this announcement;
"Chinalco Factoring"	Chinalco Commercial Factoring Co., Ltd.* (中鋁商業保理有限公司), a company incorporated in the PRC with limited liability, and as at the date of this announcement, is a subsidiary of Chinalco;
"Chinalco Finance"	Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司), a limited liability company incorporated in the PRC, which is a subsidiary of Chinalco as at the date of this announcement. Chinalco Finance is a non-banking financial institution legally established with the approval of CBIRC and is a professional institution engaging in corporate financial services;

"Chinalco Lease"	Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司), a company incorporated in the PRC with limited liability, and as at the date of this announcement, is a subsidiary of Chinalco;
"Company"	Aluminum Corporation of China Limited* (中國鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A Shares and H Shares of which are listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange, respectively;
"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Director(s)"	the director(s) of the Company;
"Existing Factoring Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Factoring on 26 October 2021, pursuant to which Chinalco Factoring agreed to provide and the Company agreed to accept the factoring financing services specified thereunder, the term of which is from 1 January 2022 to December 2024;
"Existing Finance Lease Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Lease on 26 October 2021, pursuant to which Chinalco Lease agreed to provide and the Company agreed to accept the finance leasing services specified thereunder, the term of which is from 1 January 2022 to 31 December 2024;
"Existing Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 27 August 2020, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept the financial services specified thereunder, the term of which is from 26 October 2020 to 25 October 2023;
"Group"	the Company and its subsidiaries;

"H Share(s)"	the overseas-listed foreign invested share(s) in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Independent Board Committee"	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the deposit services under the New Financial Services Agreement and relevant proposed caps;
"Independent Shareholder(s)"	the Shareholders other than Chinalco and its associates, who are not required to abstain from voting on the resolutions to be proposed at the 2022 AGM for relevant continuing transactions;
"New Factoring Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Factoring on 21 March 2023, pursuant to which Chinalco Factoring agreed to provide and the Company agreed to accept the factoring financing services specified thereunder;
"New Finance Lease Cooperation Framework Agreement"	the agreement entered into between the Company and Chinalco Lease on 21 March 2023, pursuant to which Chinalco Lease agreed to provide and the Company agreed to accept the finance leasing services specified thereunder;
"New Financial Services Agreement"	the financial services agreement entered into between the Company and Chinalco Finance on 21 March 2023, pursuant to which Chinalco Finance agreed to provide and the Company agreed to accept the financial services specified thereunder;

"PBOC"	the People's Bank of China, the central bank of the PRC;
"Pingguo Aluminum"	Pingguo Aluminum Co., Ltd.* (平果鋁業有限公司), a company incorporated in the PRC with limited liability and a wholly-owned subsidiary of the Company as at the date of this announcement;
"RMB"	Renminbi, the lawful currency of the PRC;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share(s)"	A Share(s) and H Share(s);
"Shareholder(s)"	holder(s) of A Share(s) and holder(s) of H Share(s);
"subsidiary(ies)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules;
"Yunnan Aluminum"	Yunnan Aluminum Co., Ltd.* (雲南鋁業股份有限公司), a joint stock limited company incorporated in the PRC, the A shares of which are listed on Shenzhen Stock Exchange (Stock code: 000807), and a subsidiary of the Company as at the date of this announcement; and
"%"	per cent.

By order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
21 March 2023

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purposes only*